SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of, December 2005
Commission File Number 001-13475
Glamis Gold Ltd.

(Translation of registrant’s name into English)
5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐            Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD. (Registrant)
Date: December 13, 2005	By:	/s/ Charles A. Jeannes
Charles A. Jeannes
Executive Vice President, Administration

Exhibit Index

Exhibit No.	Exhibit

99.1	Form 51–102F3, Material Change Report, dated December 9, 2005.